NR07-14	June 12, 2007

ITH Begins Drilling Programs at Terra and
West Tanana Projects, Alaska

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, OTCBB: ITHMF, Frankfurt: IW9) is pleased to announce the start of drilling programs at two additional projects in Alaska - Terra and West Tanana.  ITH is now drilling four projects, including the North Bullfrog project in Nevada and the Livengood project in Alaska.  The Company is on schedule to meet its 2007 goal of drilling 17,000 metres on seven projects and advancing three to the initial resource definition stage.

Terra Project Background

The Terra project is located approximately 200 kilometres west of Anchorage Alaska, and is characterized as a high-grade gold-silver vein system.  ITH is earning a 60% interest in the Terra project from AngloGold Ashanti (U.S.A.) Exploration Inc. and the currently planned work program is anticipated to complete the required earn-in expenditures (See NR of August 8, 2006).

Previous drilling in the Ben Vein system (8 holes totalling 1,302.5 meters) produced an average grade of approximately 21 g/t gold over widths of 1-4 meters (See NR06-12).  The current drilling program will follow-up on encouraging drill results from 2006, focusing on developing an initial resource in the Ben Zone, one of four vein systems discovered to date on the project.  The program will operate with 2 core drills and the Company expects to complete approximately 15 drill holes in order to assess approximately 500 meters of strike length and 300 meters down dip in the vein system.

West Tanana Project Background

The West Tanana project is located in the western extension of the Tintina Gold Belt, approximately 200 kilometres west of Fairbanks Alaska.  ITH entered into an Exploration Agreement with Option to Lease with Doyon, Limited on the property in the fall of 2006 and conducted extensive soil sampling which defined a large gold in soil anomaly (See NR06-05).  The Company believes that this high-grade gold anomaly is related to a stacked, low angle vein system similar to the style of mineralization at the Pogo deposit currently being mined by the Teck Cominco-Sumitomo Joint Venture.  The work program calls for an initial phase of drilling (7 holes) to test a number of gold vein related targets.

Jeff Pontius, the President and CEO of ITH, stated “It is an exciting time for our young company as we rapidly advance a number of our most promising discoveries along the path toward the anticipated delineation of economic deposits.  I am pleased with the progress of the various work programs to date and look forward to results that will drive the growth of our company in the months and years to come”.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of the Company.

The work programs at the Terra and West Tanana projects were designed and are supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a well financed resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.